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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED ACCELERATOR APPLICATIONS S.A.
(NAME OF SUBJECT COMPANY (ISSUER))

BY

NOVARTIS GROUPE FRANCE S.A.

AND

NOVARTIS AG
(NAME OF FILING PERSONS (OFFERORS))

ORDINARY SHARES, PAR VALUE €0.10 PER SHARE
(TITLE OF CLASS OF SECURITIES)
 F0R0DZ103
(CUSIP NUMBER OF CLASS OF SECURITIES)

American Depositary Shares, each of which represents 2 Ordinary Shares, par value €0.10 per share
(Title of Class of Securities)
 00790T100*
(CUSIP Number of Class of Securities)

Felix R. Ehrat
Group General Counsel
Novartis AG
CH-4056 Basel
Switzerland
Telephone: + 41-61-324-11-11
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George A. Casey
George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
Telephone: (212) 848-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

U.S. $3,969,691,422	U.S. $494,227

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Calculated by adding (a) 2,370,107 ordinary shares of Advanced Accelerator Applications S.A. ("AAA") issued and outstanding (the "Ordinary Shares"), multiplied by U.S. $41.00, the offer price per Ordinary Share, (b) 43,072,775 American Depositary Shares of AAA (each of which represents two Ordinary Shares) issued and outstanding (each, an "ADS," and collectively, the "ADSs"), multiplied by U.S. $82.00, the offer price per ADS, (c) 7,767,585 Ordinary Shares subject to outstanding stock options with an exercise price less than U.S. $41.00 per share, multiplied by U.S. $41.00, the offer price per Ordinary Share, (d) 376,000 Ordinary Shares subject to outstanding free shares, multiplied by U.S. $41.00, the offer price per Ordinary Share, and (e) 162,500 Ordinary Shares subject to outstanding warrants, multiplied by U.S. $41.00, the offer price per Ordinary Share. The calculation of the filing fee is based on information provided by AAA as of December 1, 2017, with respect to the amount of Ordinary Shares and ADSs, and November 20, 2017, with respect to the amount of stock options, free shares and warrants.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

*
This CUSIP number is assigned to the subject company's American Depositary Shares, each representing two Ordinary Shares.

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Novartis Groupe France S.A., a société anonyme organized under the laws of France ("Purchaser"), a direct and indirect wholly-owned subsidiary of Novartis AG, a company organized under the laws of Switzerland ("Parent"). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding ordinary shares, nominal value €0.10 per share (each, an "Ordinary Share," and collectively, the "Ordinary Shares"), including Ordinary Shares represented by American Depositary Shares (each of which represents two Ordinary Shares) (each, an "ADS," and collectively, the "ADSs," and together with the Ordinary Shares, the "Company Shares"), of Advanced Accelerator Applications S.A., a société anonyme organized under the laws of France ("AAA"), for U.S. $41.00 per Ordinary Share and U.S. $82.00 per ADS (each such amount, the "Offer Price"), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Schedule TO as Exhibit (a)(1)(A) (together with any amendments or supplements thereto, the "Offer to Purchase") and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the "Ordinary Share Acceptance Form") and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the "ADS Letter of Transmittal," and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the "Offer"), copies of which are attached to this Schedule TO as Exhibits (a)(1)(C) and (a)(1)(E), respectively. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Memorandum of Understanding (the "MoU"), dated as of October 28, 2017, by and between Parent and AAA, as amended by the First Amendment to the Memorandum of Understanding, dated as of December 5, 2017 (copies of which are attached to this Schedule TO as Exhibits (d)(1) and (d)(2), respectively), is incorporated by reference with respect to Items 4 through 9 and Item 11 of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the section "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The subject company and issuer of the securities subject to the Offer is AAA. Its principal executive office is located at 20 rue Diesel, 01630 Saint-Genis-Pouilly, France, and its telephone number is +33 4 50 99 30 70.

        (b)   This Schedule TO relates to AAA's Ordinary Shares, par value €0.10 per share, including Ordinary Shares represented by ADSs (each of which represents two Ordinary Shares). AAA has advised Parent that, as of the close of business on December 1, 2017, the most recent practicable date before publication of the Offer to Purchase, AAA had 88,515,657 Ordinary Shares outstanding, of which 86,145,550 were represented by outstanding ADSs.

        (c)   The information concerning the principal market in which the Company Shares are traded, and certain high and low sales prices for the ADSs in that principal market, is set forth in the sections "Summary Term Sheet" and "The Tender Offer—Price Range of ADSs" of the Offer to Purchase and is incorporated herein by reference.

1

Item 3.    Identity and Background of Filing Person.

        (a), (b), (c) The information set forth in the sections "Introduction," "Summary Term Sheet," "The Tender Offer—Certain Information Concerning Parent and Purchaser" and in Schedules 1 and 2 of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i)—(viii), (x), (xii) The information set forth in the Offer to Purchase is incorporated herein by reference.

        (a)(1)(ix), (xi) Not applicable.

        (a)(2) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the sections "Summary Term Sheet," "Introduction," "The Tender Offer—Certain Information Concerning Parent and Purchaser," "The Tender Offer—Background of the Offer; Past Contacts or Negotiations with AAA," "The Tender Offer—Purpose of the Offer; Plans for AAA" and "The Tender Offer—MoU; Other Agreements" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(3–7) The information set forth in the sections "Summary Term Sheet," "Introduction," "The Tender Offer—Purpose of the Offer; Plans for AAA," "The Tender Offer—Dividends and Distributions," "The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NASDAQ Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; Squeeze-out of Minority Holders; Margin Regulations" and "The Tender Offer—MoU; Other Agreements" of the Offer to Purchase is incorporated herein by reference.

        (c)(1), (2) Not applicable.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b), (d) The information set forth in the sections "Summary Term Sheet," "Introduction," "The Tender Offer—The Terms of the Offer—Conditions to the Offer" and "The Tender Offer—Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a), (b) The information set forth in the sections "Summary Term Sheet," "The Tender Offer—Certain Information Concerning Parent and Purchaser," "The Tender Offer—MoU; Other Agreements" and "Purpose of the Offer; Plans for AAA" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the sections "Summary Term Sheet," "Introduction" and "The Tender Offer—Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements of Certain Bidders.

        (a), (b) Not applicable.

2

Item 11.    Additional Information.

        (a)(1) The information set forth in the sections "The Tender Offer—Certain Information Concerning Parent and Purchaser," "The Tender Offer—Purpose of the Offer; Plans for AAA," "The Tender Offer—Background of the Offer; Past Contacts or Negotiations with AAA" and "The Tender Offer—MoU; Other Agreements" of the Offer to Purchase is incorporated herein by reference.

        (a)(2), (3) The information set forth in the sections "Summary Term Sheet," "Introduction," "The Tender Offer—MoU; Other Agreements," "The Tender Offer—Conditions of the Offer" and "The Tender Offer—Legal Matters; Required Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth in the section "The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NASDAQ Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; Squeeze-out of Minority Holders; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

        (a)(5) The information set forth in the sections "The Tender Offer—MoU; Other Agreements" and "The Tender Offer—Legal Matters; Required Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase, the Ordinary Shares Acceptance Form and the ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A), (a)(1)(C) and (a)(1)(E), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated December 7, 2017.*
(a)(1)(B)	Cover Letter to Ordinary Share Acceptance Form.*
(a)(1)(C)	Form of Ordinary Share Acceptance Form.*
(a)(1)(D)	AAA Shareholder or LTI Plan Participant Tender Participation Guide (Ordinary Shares).*
(a)(1)(E)	Form of ADS Letter of Transmittal.*
(a)(1)(F)	ADS Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).*
(a)(1)(G)	ADS Form of Letter to Clients for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).*
(a)(1)(H)	Form of Notice of Guaranteed Delivery.*
(a)(1)(I)	Summary Advertisement as published in The New York Times on December 7, 2017.*
(a)(1)(J)	Power of Attorney for Novartis Groupe France S.A.*
(a)(1)(K)	Power of Attorney for Novartis AG.*
(a)(5)(A)	Press release issued by Novartis AG on December 7, 2017.*
(a)(5)(B)
Press release issued by Novartis AG on October 30, 2017, attached as Exhibit (a)(5)(A) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on October 30, 2017 (incorporated herein by reference).

3

(a)(5)(C)	Article published in La Tribune on November 22, 2017, attached as Exhibit 99.1 to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on November 24, 2017 (incorporated herein by reference).
(b)	Not applicable.
(d)(1)
Memorandum of Understanding, dated October 28, 2017, attached as Exhibit 99.2 of the Form 6-K filed by Advanced Accelerator Applications S.A. with the Securities and Exchange Commission on October 30, 2017 (incorporated herein by reference).
(d)(2)	First Amendment to the Memorandum of Understanding, dated December 5, 2017, by and between Novartis AG and Advanced Accelerator Applications S.A.*
(d)(3)	Confidentiality Agreement, dated August 22, 2017, by and between Advanced Accelerator Applications S.A. and Novartis International AG.*
(d)(4)
Form of Tender and Support Agreement, entered as of October 28, 2017, by and between Novartis AG and each of Stefano Buono, Gérard Ber, Claudio Costamagna, CC & Soci S.r.l., Christine Mikail Cvijic, Kapil Dhingra, Steven Gannon, Heinz Mäusli, Christian Merle, François Nader and Léopoldo Zambeletti.*
(d)(5)
First Amendment to the Tender and Support Agreements, dated as of December 6, 2017, by and among Novartis AG, Stefano Buono, Gérard Ber, Claudio Costamagna, CC & Soci S.r.l., Christine Mikail Cvijic, Kapil Dhingra, Steven Gannon, Heinz Mäusli, Christian Merle, François Nader and Léopoldo Zambeletti.*
(d)(6)	Letter Agreement, dated October 28, 2017, between Novartis AG and Stefano Buono.*
(d)(7)	Letter Agreement, dated October 28, 2017, between Novartis AG and Gérard Ber.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

4

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 7, 2017.*
(a)(1)(B)	Cover Letter to Ordinary Share Acceptance Form.*
(a)(1)(C)	Form of Ordinary Share Acceptance Form.*
(a)(1)(D)	AAA Shareholder or LTI Plan Participant Tender Participation Guide (Ordinary Shares).*
(a)(1)(E)	Form of ADS Letter of Transmittal.*
(a)(1)(F)	ADS Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).*
(a)(1)(G)	ADS Form of Letter to Clients for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).*
(a)(1)(H)	Form of Notice of Guaranteed Delivery.*
(a)(1)(I)	Summary Advertisement as published in The New York Times on December 7, 2017.*
(a)(1)(J)	Power of Attorney for Novartis Groupe France S.A.*
(a)(1)(K)	Power of Attorney for Novartis AG.*
(a)(5)(A)	Press release issued by Novartis AG on December 7, 2017.*
(a)(5)(B)
Press release issued by Novartis AG on October 30, 2017, attached as Exhibit (a)(5)(A) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on October 30, 2017 (incorporated herein by reference).
(a)(5)(C)
Article published in La Tribune on November 22, 2017, attached as Exhibit 99.1 to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on November 24, 2017 (incorporated herein by reference).
(b)	Not applicable.
(d)(1)
Memorandum of Understanding, dated October 28, 2017, attached as Exhibit 99.2 of the Form 6-K filed by Advanced Accelerator Applications S.A. with the Securities and Exchange Commission on October 30, 2017 (incorporated herein by reference).
(d)(2)	First Amendment to the Memorandum of Understanding, dated December 5, 2017, by and between Novartis AG and Advanced Accelerator Applications S.A.*
(d)(3)	Confidentiality Agreement, dated August 22, 2017, by and between Advanced Accelerator Applications S.A. and Novartis International AG.*
(d)(4)
Form of Tender and Support Agreement, entered as of October 28, 2017, by and between Novartis AG and each of Stefano Buono, Gérard Ber, Claudio Costamagna, CC & Soci S.r.l., Christine Mikail Cvijic, Kapil Dhingra, Steven Gannon, Heinz Mäusli, Christian Merle, François Nader and Léopoldo Zambeletti.*
(d)(5)
First Amendment to the Tender and Support Agreements, dated as of December 6, 2017, by and among Novartis AG, Stefano Buono, Gérard Ber, Claudio Costamagna, CC & Soci S.r.l., Christine Mikail Cvijic, Kapil Dhingra, Steven Gannon, Heinz Mäusli, Christian Merle, François Nader and Léopoldo Zambeletti.*
(d)(6)	Letter Agreement, dated October 28, 2017, between Novartis AG and Stefano Buono.*
(d)(7)	Letter Agreement, dated October 28, 2017, between Novartis AG and Gérard Ber.*

(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2017

NOVARTIS GROUPE FRANCE S.A.
By:	/s/ KEREN HARUVI SNIR
	Name:	Keren Haruvi Snir
	Title:	As Attorney
By:	/s/ JONATHAN EMERY
	Name:	Jonathan Emery
	Title:	As Attorney

NOVARTIS AG
By:	/s/ AUGUSTO LIMA
	Name:	Augusto Lima
	Title:	As Attorney
By:	/s/ NIGEL SHEAIL
	Name:	Nigel Sheail
	Title:	As Attorney

[Signature Page—Schedule TO]

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements of Certain Bidders.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
EXHIBIT INDEX
SIGNATURE